August 3, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (716)625-8673

Mr. Paul J. Kolkmeyer
President and Chief Executive Officer
First Niagara Financial Group, Inc.
6950 South Transit Road
P.O. Box 514
Lockport, New York 14095-0514

**Re: First Niagara Financial Group, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2005
        File No. 000-23975**

Dear Mr. Kolkmeyer:

        We have reviewed your response letter dated August 1, 2006, and have the
following additional comment. We welcome any questions you may have about our
comment or on any other aspect of our review. Feel free to call us at the telephone
numbers listed at the end of this letter.

Form 10-K filed March 15, 2006

Financial Statements as of and for the year ended December 31, 2005

Note 4 – Loans and Leases, page 62

1.   We read your response to comment 1 in our letter dated July 13, 2006. You state
        that you regularly sell newly originated conforming conventional mortgage loans
        and that you classify these loans as held for sale at origination. Please revise
        future filings to present loans originated for sale and sales proceeds on a gross
        basis in the operating section of your statement of cash flows. Refer to paragraph
        9 of FAS 102 and paragraph 21 of FAS 104 and its related footnote 1.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Amanda Roberts, Staff Accountant, at (202)551-3417 or me at (202)551-3490 if you have questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant